FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 820 - 330 Bay Street, Toronto, ON M5H 2S8, CANADA

Item 2.	Date of Material Change

November 23, 2007

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

Toronto, Ontario, November 23, 2007 – Grandview Gold Inc. ("Grandview" or the "Company") (GVX:TSX) is pleased to announce that it has entered into an engagement letter with Bolder Investment Partners, Ltd. (the "Agent") to complete a private placement (the "Placement") to raise proceeds of up to $3,240,000. The Placement remains subject to approval of the Toronto Stock Exchange.

The Placement will consist of the issuance of up to: (i) 4,000,000 units (the "Units") at a price of $0.55 (CAD) per Unit; and (ii) 1,600,000 flow-through shares (the "Flow-Through Shares") at $0.65 (CAD) per Flow-Through Share. Each Unit will consist of one common share of Grandview and one-half of one common share purchase warrant ("Warrant") with each whole Warrant being exercisable to acquire one further common share of Grandview at a price of $0.70 (CAD) for a period of 24 months from closing.

In connection with the Placement, Grandview has agreed to pay a cash fee to the Agent of 8% of the gross proceeds raised under the private placement and also to issue broker options to acquire up to that number of Units as is equal to 8% of the total number of Units and Flow- Through Shares issued under the Placement for a period of 24 months from closing.

The proceeds from the unit offering will be used primarily to fund the Company's drilling program on the Pony Creek/Elliott Dome property in Nevada (the "Property"), which it operates as joint venture partner with Mill City Gold Corp. and also its Red Lake projects in Ontario and Rice Lake projects in Manitoba, as well as working capital and general corporate purposes.

Grandview management and geologists believe that the Property is one of the more promising gold properties in Nevada today. Outside of South Africa, north central Nevada's Carlin Trend is the most prolific gold region in the world. With over 900 claims over 28 square miles (7,285 hectares), the Pony Creek property comprises the largest consolidated land position on the prolific Carlin Trend not already owned by a major resource company.

The Company’s Red Lake projects, located in Ontario’s 30 million ounce gold Red Lake Mining District, and its Rice Lake projects located on the same archean greenstone belt just across the Manitoba border, are being explored this season as well.

Grandview Gold Inc.

Under the terms of an option agreement with Mill City Gold Corp, the Company, which acts as joint venture operator, has earned an 80% interest in the Property. The Property is situated at the south end of the Carlin Trend between Barrick Gold Corporation’s 3.5 million ounce (USD$2.8 billion) Bald Mountain Mine and Newmont’s 5 million ounce (USD$4 billion) Rain/Emigrant Springs.

Item 5.	Full Description of Material Change

Toronto, Ontario, November 23, 2007 – Grandview Gold Inc. ("Grandview" or the "Company") (GVX:TSX) is pleased to announce that it has entered into an engagement letter with Bolder Investment Partners, Ltd. (the "Agent") to complete a private placement (the "Placement") to raise proceeds of up to $3,240,000. The Placement remains subject to approval of the Toronto Stock Exchange.

The Placement will consist of the issuance of up to: (i) 4,000,000 units (the "Units") at a price of $0.55 (CAD) per Unit; and (ii) 1,600,000 flow-through shares (the "Flow-Through Shares") at $0.65 (CAD) per Flow-Through Share. Each Unit will consist of one common share of Grandview and one-half of one common share purchase warrant ("Warrant") with each whole Warrant being exercisable to acquire one further common share of Grandview at a price of $0.70 (CAD) for a period of 24 months from closing.

In connection with the Placement, Grandview has agreed to pay a cash fee to the Agent of 8% of the gross proceeds raised under the private placement and also to issue broker options to acquire up to that number of Units as is equal to 8% of the total number of Units and Flow- Through Shares issued under the Placement for a period of 24 months from closing.

The proceeds from the unit offering will be used primarily to fund the Company's drilling program on the Pony Creek/Elliott Dome property in Nevada (the "Property"), which it operates as joint venture partner with Mill City Gold Corp. and also its Red Lake projects in Ontario and Rice Lake projects in Manitoba, as well as working capital and general corporate purposes.

Grandview management and geologists believe that the Property is one of the more promising gold properties in Nevada today. Outside of South Africa, north central Nevada's Carlin Trend is the most prolific gold region in the world. With over 900 claims over 28 square miles (7,285 hectares), the Pony Creek property comprises the largest consolidated land position on the prolific Carlin Trend not already owned by a major resource company.

The Company’s Red Lake projects, located in Ontario’s 30 million ounce gold Red Lake Mining District, and its Rice Lake projects located on the same archean greenstone belt just across the Manitoba border, are being explored this season as well.

Under the terms of an option agreement with Mill City Gold Corp, the Company, which acts as joint venture operator, has earned an 80% interest in the Property. The Property is situated at the south end of the Carlin Trend between Barrick Gold Corporation’s 3.5 million ounce (USD$2.8 billion) Bald Mountain Mine and Newmont’s 5 million ounce (USD$4 billion) Rain/Emigrant Springs.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Grandview Gold Inc.

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Paul Sarjeant
Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 26th day of November 2007

Grandview Gold Inc.

"Paul Sarjeant"

Paul Sarjeant,
President and Chief Executive Officer

Grandview Gold Inc.